               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                           FORM 11-K

(Mark One)

     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                               OR

     [   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number:  0-11889

                   First Financial Corporation
               401(k) Profit Sharing Plan and Trust
                        1305 Main Street
                 Stevens Point, Wisconsin  54481
               (Full title and address of the plan)

                   First Financial Corporation
                        1305 Main Street
                 Stevens Point, Wisconsin  54481
               (Name and address of issuer of the
              securities held pursuant to the plan)

                      Information Included

Report of Independent Auditors                                        4

Audited Financial Statements
Statements of Net Assets Available for Plan Benefits                  5
Statements of Changes in Net Assets Available for Plan Benefits       7
Notes to Financial Statements                                        10

Supplemental Schedules
Assets Held for Investment                                           14
Transactions or Series of Transactions in Excess of 5%
   of the Current Value of Plan Assets                               15

Exhibits:
     Exhibit 24 - Consent of Accountant

                        Report of Independent Auditors



First Financial Corporation 401(k)
  Profit-Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

May 27, 1994

                           First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1993

                                                                                                 First
                                                            First        First       First     Financial
                           M&I        M&I         M&I     Financial    Financial   Financial    Advance
                       Money Market   Bond      Max-Cap      CD          Stock       Loan    Contribution
                          Fund        Fund       Fund       Fund         Fund        Fund       Account       Other      Total
                     ___________________________________________________________________________________________________________

Assets
Investments at fair
  value:
  Pooled funds        $       -   $3,220,548  $2,767,484  $       -  $        -   $       -   $       -     $     -   $ 5,988,032
  Common stock                -           -           -           -   31,605,951          -      301,500     128,746   32,036,197
  Interest-bearing
    deposits           1,076,404       3,767       3,570   1,261,167     336,160          -    2,285,394       3,481    4,969,943
  Notes receivable            -           -           -           -           -     480,270           -        9,873      490,143
                      ___________________________________________________________________________________________________________
Total investments      1,076,404   3,224,315   2,771,054   1,261,167  31,942,111    480,270    2,586,894     142,100   43,484,315

Accrued interest           2,296          33          26         462         234       3296          386         343        7,076
Employer contributions
  receivable                  -           -           -           -           -           -           -           -
  -
Participant contributions
  receivable                 555       2,416       1,919       1,657      15,536          -           -           -        22,083
                      ___________________________________________________________________________________________________________
Total assets           1,079,255   3,226,764   2,772,999   1,263,286  31,957,881    483,566    2,587,280     142,443   43,513,474

Liabilities
Benefits payable              -           -           -           -       60,668          -           -           -        60,668
Excess contributions
  payable                    286       5,913       6,099       5,948      40,647          -           -           -        58,893
Other payables                50          50          50          50         650          -           -           -           850
                      ___________________________________________________________________________________________________________

Net assets available
 for plan benefits    $1,078,919  $3,220,801  $2,766,850  $1,257,288 $31,855,916   $483,566   $2,587,280    $142,443  $43,393,063
                      ===========================================================================================================

See accompanying notes.
/TABLE

                           First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1992

                                                                                              Participant  Forfeiture
                       Money Market     Fixed       Equity           CD          Stock           Loan       Suspense
                           Fund         Pool         Pool           Pool         Pool            Pool       Account     Total
                     __________________________________________________________________________________________________________

Assets
Investments at fair
  value:
  Pooled funds        $        -   $2,298,262      $2,007,184    $        -   $       -    $       -      $      -   $ 4,305,446
  Common stock                 -            -               -             -    20,474,003          -                  20,474,003
  Interest-bearing
    deposits           3,048,259       16,819          14,982     1,271,747        25,409          -       136,726     4,513,942
  Notes receivable             -            -               -             -         8,580    275,688             -       284,268
                     ___________________________________________________________________________________________________________
Total investments      3,048,259    2,315,081       2,022,166     1,271,747    20,507,992    275,688       136,726    29,577,659


Accrued interest           2,476           50              26            93       102,934          -           330       105,909
Employer contributions
  receivable             122,303            -               -            -            -            -             -       122,303
Participant contri-
 butions receivable          800        1,432           1,457         1,774           -        8,580             -        14,043
                     ___________________________________________________________________________________________________________
Total assets           3,173,838    2,316,563       2,023,649     1,273,614    20,610,926    284,268       137,056    29,819,914

Liability

Excess contributions
  payable                      -            -               -            -            -            -             -          -
                     ___________________________________________________________________________________________________________
Net assets available
  for plan benefits   $3,173,838   $2,316,563      $2,023,649    $1,273,614   $20,610,926   $284,268      $137,056   $29,819,914
                     ===========================================================================================================

See accompanying notes.

                           First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

      Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 1993

                                                                                      Participant   Forfeiture
                     Money Market    Fixed      Equity        CD          Stock          Loan        Suspense    M&I Money
                        Fund         Pool        Pool        Pool         Pool           Pool        Account    Market Fund
                     ______________________________________________________________________________________________________

Additions:
  Contributions from
    First Financial
    Corporation       $    34,242  $     8,277  $     7,414   $     7,473  $     29,594    $       -     $       -   $  217,181
  Contributions from
    Plan participants      16,838       52,529       51,763        34,548       199,838            -             -       14,863
  Rollover of partici-
    pants' funds from
    other plans             5,599           47           40             7         1,119            -             -          -
  Investment income        52,032          249          249        28,878       139,404       13,948         1,555       13,947
                       ________________________________________________________________________________________________________
                          108,711       61,102       59,466        70,906       369,955       13,948         1,555      245,991

Deductions -
  Payments to Plan
    participants           71,499       20,229        8,651        20,673       373,714        8,985             -       31,540
  Administrative
    expenses                    -            -            -             -             -            -             -           50
                       ________________________________________________________________________________________________________
Net additions              37,212       40,873       50,815        50,233       ( 3,759)       4,963         1,555      214,401

Net realized and unrealized
  appreciation (depreciation)
  in aggregate fair value
  of investments                -      161,448       99,278             -   (11,853,511)           -             -          -
Transfers              (3,211,050)  (2,518,884)  (2,173,742)   (1,323,847)   (8,753,656)    (289,231)     (138,611)     864,518
                       ________________________________________________________________________________________________________
Net increase
  (decrease)           (3,173,838)  (2,316,563)  (2,023,649)   (1,273,614)  (20,610,926)    (284,268)     (137,056)   1,078,919
Net assets available
  for plan benefits at
  beginning of year     3,173,838    2,316,563    2,023,649     1,273,614    20,610,926      284,268       137,056          -
                       ________________________________________________________________________________________________________
Net assets available
  for plan benefits
  at end of year      $         -  $         -  $         -   $         -  $          -    $       -     $       -   $1,078,919
                       ========================================================================================================

See accompanying notes.
/TABLE

                           First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

 Statement of Changes in Net Assets Available for Plan Benefits (continued)

                          Year Ended December 31, 1993

                                                                                                First
                                                                                              Financial
                                                     First         First         First         Advance
                        M&I            M&I         Financial     Financial     Financial    Contribution
                     Bond Fund     Max-Cap Pool     CD Fund      Stock Fund    Loan Fund        Fund        Other      Total
                     ___________________________________________________________________________________________________________

Additions:
Contributions from
  First Financial
  Corporation         $  370,463   $  305,826    $  180,615  $         -     $      -       $ 2,619,469   $      -   $ 3,780,554
                          76,657       72,686        34,579      320,677            -                 -          -       874,978
Contributions from Plan
  participants Rollover
  of participants' funds
  from other plans         4,828        1,881             -        3,797            -                 -          -        17,318
Investment income         97,776       30,481        24,943      515,850       16,258             2,186      3,231       940,987
                     ___________________________________________________________________________________________________________
                         549,724      410,874       240,137      840,324       16,258         2,621,655      3,231     5,613,837

Deductions -
  Payments to Plan
  participants            34,177       46,888        15,602      297,691       12,479                 -          -       942,128
  Administrative
    expenses                  50          100            78        1,349            -                 -          -         1,627
                     ___________________________________________________________________________________________________________
Net additions            515,497      363,886       224,457      541,284        3,779         2,621,655      3,231     4,670,082

Net realized and
  unrealized appreciation
  (depreciation) in
  aggregate fair value
  of investments         (58,147)      89,599             -   20,431,978            -           (34,375)    66,797     8,903,067
Transfers              2,763,451    2,313,365     1,032,831   10,882,654      479,787                 -     72,415          -
                     ___________________________________________________________________________________________________________
Net increase           3,220,801    2,766,850     1,257,288   31,855,916      483,566         2,587,280    142,443    13,573,149
Net assets available
  for plan benefits at
  beginning of year            -            -             -            -            -                 -          -    29,819,914
                     ___________________________________________________________________________________________________________
Net assets available
  for plan benefits
  at end of year      $3,220,801   $2,766,850    $1,257,288  $31,855,916     $483,566       $ 2,587,280   $142,443   $43,393,063
                     ===========================================================================================================

See accompanying notes.
/TABLE

                           First Financial Corporation

                     401 (k) Profit-Sharing Plan and Trust

      Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 1992

                                                                                          Participant   Forfeiture
                       Money Market     Fixed       Equity          CD         Stock         Loan        Suspense
                          Fund          Pool         Pool          Pool        Pool          Pool        Account     Total
                     ______________________________________________________________________________________________________

Additions:
  Contributions from
    First Financial
    Corporation       $2,253,670   $        -      $        -   $        -  $   668,633    $      -   $      -  $ 2,922,303
  Contributions from
    Plan participants     46,443      126,637         118,504       84,437      378,859           -          -      754,880
  Rollover of partici-
    pants' funds from
    other plans              662       19,933          22,567       28,606       27,597           -          -       99,365
  Investment income       57,458        2,439           2,604       87,763      412,569      18,559      2,006      583,398
                      _____________________________________________________________________________________________________
                       2,358,233      149,009         143,675      200,806    1,487,658      18,559      2,006    4,359,946

Deductions -
  Payments to Plan
    participants         104,939      108,487          31,862      122,924      509,047          12          -      877,271
                      _____________________________________________________________________________________________________
Net additions          2,253,294       40,522         111,813       77,882      978,611      18,547      2,006    3,482,675

Net realized and un-
  realized appreciation
  in aggregate fair value
  of investments               -      195,808         165,093            -    9,478,723           -          -    9,839,624
Transfers             (2,676,286)     (15,225)        850,827     (609,839)   2,346,277      88,623     15,623            -
                      _____________________________________________________________________________________________________
Net increase
  (decrease)           (422,992)      221,105       1,127,733     (531,957)  12,803,611     107,170     17,629   13,322,299
Net assets available
  for plan benefits
  at beginning of year 3,596,830    2,095,458         895,916    1,805,571    7,807,315     177,098    119,427   16,497,615
                      _____________________________________________________________________________________________________
Net assets available
  for plan benfits
  at end of year      $3,173,838   $2,316,563      $2,023,649   $1,273,614  $20,610,926    $284,268   $137,056  $29,819,914
                      =====================================================================================================

See accompanying notes.

                     First Financial Corporation
                 401(k) Profit-Sharing Plan and Trust

                     Notes to Financial Statements

                           December 31, 1993


1. Description of the Plan

The following description of the First Financial Corporation
401(k) Profit-Sharing Plan and Trust (Plan) as of
December 31, 1993, provides only general information. Par-ticipants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a contributory defined contribution retirement plan that covers any employee of First Financial Corporation (the Employer) who is at least 21 years of age and has completed a minimum of 1,000 hours of service during a consecutive twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Plan are made on a discretionary basis (profit sharing). Employer contributions are allocated based on annual compensation. Participants vest in employer contributions on a sliding scale and are fully vested after 7 years. In addition, participants may contribute a tax deferred amount each year which is limited by Internal Revenue Code (IRC) Section 401(k). Participants may also contribute on an after-tax basis, up to the lesser of 12% of their compensation each year or the amount set by the IRC ($8,994 in 1993). Participant tax deferred and after-tax contributions are 100% vested immediately. The after-tax contributions are not matched by the employer.

Employer contributions in 1993 were also made through a matching program whereby the employer matched initial employee 401(k) contributions at 25% of the employee contribution up to a maximum matching contribution of $100.

Benefits may be paid to a participant or beneficiary upon retirement, death, disability or termination of employment.
Benefits are payable in a lump-sum or in equal installments over a period not to exceed the life expectancy of the participant and designated beneficiary.


2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Investments

All investments are stated at fair value. Fair values of mutual funds and common stock are determined by reference to quoted redemption and market prices, respectively. Fair values of pooled funds are determined by the Plan trustee. Interest-bearing and noninterest-bearing deposits and notes receivable are carried at cost, which approximates fair value.

Administrative Expenses

Administrative expenses are generally paid by the Employer.

                     First Financial Corporation
                 401(k) Profit-Sharing Plan and Trust

               Notes to Financial Statements (continued)

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1993 and 1992, the Plan's investments appreciated in fair value as follows:


                                        Net Appreciation           Fair Value
                                         in Fair Value              at End
                                          During Year               of Year
                                        ________________          __________

Year ended December 31, 1993:
 Fair value determined by Plan trustee -
  Pooled funds                             $  292,178             $ 5,988,032
 Fair value determined by reference
   to quoted sources -
  Common stocks                             8,610,889              32,036,197
                                            _________              __________
                                            8,903,067              38,024,229

 Assets carried at cost:
  Interest-bearing deposits                        --               4,969,943
  Notes receivable from participants               --                 490,143
                                             ________               _________
                                           $8,903,067             $43,484,315

Year ended December 31, 1992:
 Fair value determined by Plan trustee -
   Pooled funds                            $  349,991             $ 4,305,446
 Fair value determined by reference to
  quoted sources:

  Mutual funds                                 39,146                      --
  Common stocks                             9,450,487              20,474,003
                                            _________              __________
                                            9,839,624              24,779,449

Assets carried at cost:

 Interest-bearing deposits                         --               4,513,942
 Notes receivable from participants                --                 284,268
                                            _________               _________

                                           $9,839,624             $29,577,659
                                           ==========              ==========

The fair values of individual investments that represent 5% or more of the Plan s net assets are as follows:

                                                           December 31
                                                        1993        1992
                                                       ___________________

First Financial Corporation common stock             $31,907,812    $20,339,429
Boston Financial Federated Master Trust                       --      2,131,368
American National Bank Investment
  Management Equity Index                                     --      2,007,184
American National Bank Investment
  Management Bond Index                                       --      2,298,262
Federated Index TR Max-Cap Fund                        2,767,484             --
Marshall Intermediate Bond Fund                        3,220,548             --
Marshall Money Market Fund                             3,891,372             --


4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                     First Financial Corporation
                 401(k) Profit-Sharing Plan and Trust

               Notes to Financial Statements (continued)


5. Transactions with Parties-in-Interest

The Plan owned 1,904,944 and 1,720,992 shares of First Financial Corporation common stock, as adjusted for a 2-for-1 stock split in 1993, with a fair value of $31,907,812 and $20,339,429 at December 31, 1993 and 1992, respectively. Dividends, after being adjusted for stock splits, of $0.35 and $0.20 per share were declared and paid on the Corporation's common stock in 1993 and 1992, respectively. Fees paid by the Employer during the year for legal, accounting and other services provided by parties-in-interest were based on customary and reasonable rates.

During 1993 and 1992, the Plan received $50,461 and $82,363 in interest from the Employer relating to its certificates of deposit, which totaled $1,075,000 and $1,230,000 at December 31, 1993 and 1992, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                    Supplemental Schedules

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                          Assets Held for Investment

                               December 31, 1993

   Shares,
   Units or
  Principal
   Amount            Description                  Cost          Current Value
  _________    _____________________________     ________        _____________

                Common stocks:
       665       Associated Banc Corporation    $     9,782    $    22,943
 1,904,944       First Financial Corporation     11,844,539     31,907,812
     1,840       Firstar Corporation                 21,084         56,580
       600       Actava Group Inc.                   14,273          4,500
       845       AT&T                                16,461         44,363
                                                 __________     __________
                                                 11,906,138     32,036,197

                Pooled funds:
   233,543       Federated Index Tr Max-Cap       2,749,078      2,767,484
                   Fund

   324,325      Marshall Intermediate Bond        3,326,128      3,220,548
                   Fund
                                               ___________________________
                                                  6,075,206      5,988,032

                Interest-bearing deposits:
$1,075,000       First Financial Corporation
                   certificates of deposit;
                   due March 8, 1994 to July
                   1, 1995; interest rates
                   of 3.80% to 4.25%              1,075,000      1,075,000
 3,891,372      Marshall Money Market Fund        3,891,372      3,891,372
     3,571      Cash                                  3,571          3,571
                                               ___________________________
                                                  4,969,943      4,969,943

                Notes receivable from
                  participants:
   490,143      Various notes; due January 1,
                  1994  to  January  30,  2004;
                  interest  rates  of  5.75% to
                    10%                             490,143        490,143
                                               ___________________________
                Total investments               $23,441,430    $43,484,315
                                              ============================

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

        Transactions of Series of Transactions in Excess of 5 Percent
                     of the Current Value of Plan Assets

                         Year ended December 31, 1993


         Description                   Type of       Number of      Purchase
                                     Transaction   Transactions      Amount
______________________________________________________________________________

American National Bank Investment
  Management Bond Index                 III             4           $ 89,943
American National Bank Management
  Equity Index                          III             5            281,802
Federated Index Tr Max-Cap Fund         III            36          2,924,396
Federated Master Trust                  III             2            229,078
First Financial Corporation
  Certificates of Deposit               III             2            400,000
First Financial Corporation
  common stock                          III            22          1,792,049
Goldman Sachs Money Market Fund         III            24            453,721
Marshall Intermediate Bond  Fund        III            40          3,377,688
Marshall Money Market Fund              III           206         12,326,858
Temp Cash Money Market Fund             III           121          1,630,271


As defined by ERISA, transactions in excess of 5 percent of the fair value of plan assets are categorized as:

            (I)   -  a single transaction
            (II)  -  a series of transactions (other than securities)
            (III) - a series of transactions involving securities of the same issue
            (IV)  -  a series of transactions involving securities
                     with the same person


There were no Type II or IV transactions during the plan year.
Type I transactions are included with Type III transactions.

                                              Fair Value
                                             of Assets on
  Number of       Sale           Cost        Transaction
 Transactions    Amount       of Assets         Date        Net Gain

      1        $2,255,636     $2,255,636     $2,255,636    $        -

      1         2,131,464      2,131,464      2,131,464             -
     17           179,269        175,318        179,269         3,951
     19         2,371,909      2,371,909      2,371,909             -

      6           455,000        455,000        455,000             -
     14           980,984        376,019        980,984       604,965
     17         1,370,614      1,370,614      1,370,614             -
     13            51,605         51,560         51,605            45
    159         8,435,486      8,435,486      8,435,486             -
     69         1,865,940      1,865,940      1,865,940             -

                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  FIRST FINANCIAL CORPORATION 401(k)
                                  PROFIT SHARING PLAN AND TRUST

Date: June 29, 1994         By:  /s/ John C. Seramur
                                 ______________________________
                                 John C. Seramur
                                 Member of the Administrative Committee
                          EXHIBIT INDEX

 Exhibit
 Number                    Description                   Page

   24               Consent of Independent Auditors        19